April 15, 2013

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:	NASB Financial, Inc.

Form 10-K for Fiscal Period Ended

September 30, 2012

Filed December 14, 2012

File Number: 000-24033

Dear Sir or Madam:

The following are in response to the items noted in your letter dated April 2, 2013:

Form 10-K for Fiscal Period Ended September 30, 2012

Classified Assets, Delinquencies, and Allowance for Loan Losses, page 4

1.	Noting the significant decline in the percentage of the allowance for loan loss to non-accruing loans and the increase in substandard loans, please tell us and revise future filings to discuss these trends and how your allowance has appropriately captures the risks reflected by them. We note your discussions surrounding the provisions made throughout the year; however, they do not appear to address these trends.

Response

The following discussions will be included in future Form 10-Q and Form 10-K filings to address how our allowance appropriately captures the risk associated with non-accrual and adversely classified loans:

Non-accrual loans at September 30, 2012, increased $33.5 million from the prior year. This increase was largely due to the fact that during the quarter ended March 31, 2012, management determined that it was appropriate to move certain impaired collateral dependent loans secured by land development, commercial real estate, and residential rental properties to non-accrual status, even though the majority of such loans were current and paying in accordance with their contractual terms. Due to the continued deterioration in the real estate markets, management determined that the full collection of principal and interest was uncertain.

With the exception of certain residential loans, which are not deemed impaired until they reach 180 days past due, loans in non-accrual status are considered impaired. (At September 30, 2012, residential loans of $2.3 million in non-accrual status were not deemed impaired.) Once a loan has been deemed impaired, the impairment must be measured by comparing the recorded investment in the loan to the present value of the estimated future cash flows discounted at the loan’s effective rate, or to the fair value of the loan based on the loan’s observable market price, or to the fair value of the collateral if the loan is collateral dependent. Any measured impairment that is deemed a “confirmed loss” is charged off and netted from the respective loan balance. For collateral dependent loans, which make up the majority of the Bank’s impaired loans, a “confirmed loss” is generally the amount by which the loan’s recorded investment exceeds the fair value of its collateral. Therefore, risks associated with non-accrual loans have been addressed within Bank’s quarterly analysis of the adequacy of its ALLL, as essentially all were individually analyzed for impairment.

Loans classified as substandard were $139.0 million at September 30, 2012, an increase of $6.6 million from the prior year end. If loans classified as substandard are also impaired, they are individually analyzed for impairment, as noted above. At September 30, 2013, $87.7 million of loans classified as substandard have also been deemed impaired. In addition, the Bank utilizes a qualitative adjustment related to changes and trends in past due, non-accrual, and adversely classified loans. This adjustment is applied to the various pools of unimpaired loans when determining adequacy of the Bank’s ALLL.

2.	Please tell us and revise future filings to specifically quantify the amount of loans charged against the allowance for loan losses as a result of your adoption of the Call Report in March 2012.

Response

As a result of the adoption of the Call Report in March 2012, we charged $23.3 million against the allowance for loan losses. We will include this disclosure in our Form 10-Q for the quarter ended March 31, 2013, and future filings.

3.	Please tell us and revise future filings to reconcile the $74.7 million in non-accrual loans presented on page 5 to the $92.3 million in non-accrual loans presented on page 6.

Response

The $92.3 million reported on page 6 is the outstanding principal balance of non-accrual loans. The $74.7 million presented on page 5 is the net book balance of non-accrual loans.

A reconciliation of the two amounts related to non-accrual loans as of September 30, 2012, is as follows (dollar amounts are expressed in thousands):

Outstanding principal balance	$92,351
Confirmed losses charged-off for book purposes	(17,318)
Remaining deferred fees	(266)

Net book balance	$74,767

In future Form 10-K filings, the net book balance will be presented in both disclosures to avoid confusion.

4.	Please tell us and revise future filings here and in the footnotes to the financial statements, as appropriate, to quantify the amount of TDRs that are on non-accrual status and those that are not. The table on page 5 implies all TDRs are accruing. If that is correct, please explain how all TDRs are currently accruing. Also, noting the table on page 42 of Exhibit 13 to this Form 10-K, please clarify if the TDRs identified in it as performing are also included in the $63M total of TDRs.

Response

At September 30, 2012, TDRs of $15.9 million were accruing and TDRs of $47.5 million were in non-accrual status. The TDRs in non-accrual status were reported in both the $74.7 million total of non-accrual loans and the $63.4 million total of TDRs in the table of page 5. To present this information more clearly, the amounts reported for September 30, 2012, were revised in the table on page 34 of the Form 10-Q for the period ended December 31, 2012, which was filed on February 11, 2013, such that only the performing TDRs were reported.

TDRs identified as performing are included in the $63.4 million total of TDRs reported in the table on page 42 of Exhibit 13 to the Form 10-K.

5.	Please tell us and revise note 1 to the financial statements to specifically disclose your policy for returning TDRs to accrual status.

Response

The following paragraph will be added to note 1 in future Form 10-K filings, and added to the loans receivable footnote in future Form 10-Q filings:

A restructuring of debt is considered a Troubled Debt Restructuring (“TDR”) if, because of a debtor’s financial difficulty, a creditor grants concessions that it would not otherwise consider. Loans modified in troubled debt restructurings are also considered impaired. Concessions granted in a TDR could include a reduction in interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. Once a loan has been deemed impaired, the impairment must be measured by comparing the recorded investment in the loan to the present value of the estimated future cash flows discounted at the loan’s effective rate, or to the fair value of the loan based on the loan’s observable market price, or to the fair value of the collateral if the loan is collateral dependent. Unless the loan is performing prior to the restructure, TDRs are placed in non-accrual status at the time of restructuring and may only be returned to performing status after the borrower demonstrates sustained repayment performance for a reasonable period, generally six months.

6.	Please tell us and revise future filings to expand the statement on page 40 of Exhibit 13 to this Form 10-K that 78.6% of non-accrual loans are current and paying as agreed, clarifying the nature of these loans, and why, since they are current and paying as agreed, they are classified as non-accrual.

Response

During the quarter ended March 31, 2012, management determined that it was appropriate to move certain impaired collateral dependent loans secured by land development, commercial real estate, and residential rental properties to non-accrual status, even though the majority of such loans were current and paying in accordance with their contractual terms. Due to the continued deterioration in the real estate markets, management determined that the full collection of principal and interest was uncertain. In accordance with GAAP, such loans had previously been charged-down to the fair value of their underlying collateral. Such loans currently remain in non-accrual status, but may be moved back to a performing status upon sustained improvement in the real estate markets. Future filings of Form 10-K and Form 10-Q will be revised to clarify these facts.

7.	Please tell us and revise future filings to include the disclosures required by ASC 310-310-50-33 and 50-34 for TDRs and in the format set forth therein.

Response

See below the required disclosures for the years ended September 30, 2012 and 2011. Such disclosures will be added to future Form 10-K and Form 10-Q filings.

The following table presents the number of loans and the Company’s recorded investment in TDRs modified during the year ended September 30, 2012. Dollar amounts are expressed in thousands.

	Number of Loans	Recorded Investment Prior to Modification	Recorded Investment After Modification	Increase in ALLL or Charge-offs
Residential	8	$2,089	$2,054	$—
Residential held for sale	—	—	—	—
Commercial real estate	5	14,517	13,708	1,007
Construction & development	36	32,213	31,794	418
Commercial	1	3,000	1,500	—
Installment	—	—	—	—

Total	50	$51,819	$49,056	$1,425

The following table presents the number of loans and the Company’s recorded investment in TDRs modified during the year ended September 30, 2011. Dollar amounts are expressed in thousands.

	Number of Loans	Recorded Investment Prior to Modification	Recorded Investment After Modification	Increase in ALLL or Charge-offs
Residential	3	$791	$614	$53
Residential held for sale	—	—	—	—
Commercial real estate	5	5,627	5,627	—
Construction & development	98	98,463	73,803	24,660
Commercial	—	—	—	—
Installment	—	—	—	—

Total	106	$104,881	$80,044	$24,713

The following table presents TDRs restructured during the year ended September 30, 2012 by type of modification. Dollar amounts are expressed in thousands.

	Extension of Maturity	Interest Only Period	Combination of Terms Modified	Total Recorded Investment Prior to Modification
Residential	$155	—	1,934	2,089
Residential held for sale	—	—	—	—
Commercial real estate	—	2,578	11,939	14,517
Construction & development	32,213	—	—	32,213
Commercial	—	—	3,000	3,000
Installment	—	—	—	—

Total	$32,368	2,578	16,873	51,819

The following table presents TDRs restructured during the year ended September 30, 2011 by type of modification. Dollar amounts are expressed in thousands.

	Extension of Maturity	Interest Only Period	Combination of Terms Modified	Total Recorded Investment Prior to Modification
Residential	$—	—	791	791
Residential held for sale	—	—	—	—
Commercial real estate	594	—	5,033	5,627
Construction & development	98,463	—	—	98,463
Commercial	—	—	—	—
Installment	—	—	—	—

Total	$99,057	—	5,824	104,881

The following table presents the Company’s recorded investment and number of loans considered TDRs at September 30, 2012 and 2011, that defaulted during the fiscal year. Dollar amounts are expressed in thousands.

	September 30, 2012		September 30, 2011
	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Residential	16	$3,993	2	$395
Residential held for sale	—	—	—	—
Commercial real estate	4	11,438	2	3,766
Construction & development	5	2,586	13	8,886
Commercial	—	—	—	—
Installment	—	—	—	—

Total	25	$18,017	17	$13,047

Company Statement

The company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in SEC filings. Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to SEC filings. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the information in this letter, you may contact me via telephone at 816-765-2200.

Sincerely,

/s/ Rhonda Nyhus

Rhonda Nyhus

Vice President and Treasurer